The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151019

PROSPECTUS SUPPLEMENT (Subject to Completion)

Issued November 17, 2008

(To Prospectus dated June 30, 2008)

1,125,000 Shares

Central Vermont Public Service Corporation

Common Stock

We are offering 1,125,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “CV.” The last sale price as reported on the New York Stock Exchange on November 17, 2008 was $21.76 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-4 of this prospectus supplement and page 12 of the accompanying prospectus.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Central Vermont Public Service Corporation
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 112,500 shares of common stock to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November     , 2008.

MORGAN STANLEY

KEYBANC CAPITAL MARKETS

November     , 2008

PROSPECTUS SUPPLEMENT

PROSPECTUS

This prospectus supplement contains information about us and the terms of our common stock. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement or in the information incorporated by reference is inconsistent with the accompanying prospectus, the information in this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not making an offer of our common stock in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of such documents.

In this prospectus supplement, references to “we,” “us” and “our” refer to Central Vermont Public Service Corporation together with its subsidiaries.

SUMMARY

The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement and the accompanying prospectus, including the documents that we have incorporated by reference and the sections entitled “Risk Factors”.

Our Company

We are the largest electric utility in Vermont. Together with our subsidiaries, we engage principally in the purchase, production, transmission, distribution and sale of electricity. We serve approximately 159,000 customers in nearly two-thirds of the towns, villages and cities in Vermont. Our Vermont utility operation is our core business. We typically generate most of our earnings through retail electricity sales. We also sell excess power, if any, to third parties in New England and to ISO New England, the operator of the region’s bulk power system and wholesale electricity markets. The resale revenue generated from these sales helps to mitigate our power supply costs. Our principal executive offices are located at 77 Grove Street, Rutland, Vermont 05701, and our telephone number is (800) 649-2877.

The Offering

Issuer	Central Vermont Public Service Corporation

Common stock offered by us	1,125,000 shares of our common stock

Common stock to be outstanding after this offering	11,486,809 shares

Use of proceeds	We intend to use the net proceeds from the sale of shares of our common stock in this offering for general corporate purposes, including the repayment of debt, capital expenditures, investments in Vermont Transco LLC and working capital requirements.

New York Stock Exchange symbol	CV

Dividend policy	We paid a quarterly dividend of 23 cents per share on November 14, 2008 to our common stock holders. Future dividend levels will be dependent on our results of operations, financial position, cash flows and other factors.

In this prospectus supplement, we calculated the number of shares of our common stock to be outstanding after this offering based on 10,361,809 shares of common stock outstanding on October 31, 2008. In calculating that number of shares, we did not take into account shares reserved for future issuance upon conversion of outstanding stock options or upon satisfaction of performance targets under outstanding equity compensation awards. The number of shares outstanding after the offering assumes that the underwriters’ overallotment is not exercised. If the underwriters exercise their overallotment option in full, we will issue and sell an additional 112,500 shares. For more information, see “Underwriters” below.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider any specific risks discussed or incorporated by reference in this prospectus supplement and the accompanying prospectus, together with all other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in the accompanying prospectus, and in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, which are incorporated by reference herein and which may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission, or SEC, in the future. See “Where You Can Find More Information” in the accompanying prospectus.

Our business is affected by local, national and worldwide economic conditions, and due to current market volatility, we face certain cash flow risks.

If the current financial crisis intensifies or is sustained for a protracted period of time, potential disruptions in the capital and credit markets may adversely affect our business. Possible effects include: the availability and cost of short-term funds for liquidity requirements; the availability and cost of long-term capital to fund our asset management plan and future investments in Vermont Transco LLC; additional funding requirements for our pension trust due to declines in asset values to fund pension liabilities; and the performance of the assets in our Rabbi Trust and decommissioning trust funds.

Longer-term disruptions in the capital markets as a result of economic uncertainty, changes in regulation, reduced financing alternatives, or failures of significant financial institutions could adversely affect our access to the funds needed to operate our business. Such prolonged disruptions could require us to take measures to conserve cash until the markets stabilize. In addition, if our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed, and future results of operations could be adversely affected.

Due to market developments, including a series of rating agency downgrades of subprime U.S. mortgage-backed securities, the fair values of subprime-related investments have declined. This decline in fair value has become especially problematic for certain large financial institutions, some of which have recently been acquired by other institutions, sought bankruptcy protection, or been downgraded by rating agencies. We have an unsecured revolving credit facility under which we have multiple interest rate and term options. Interest rate options are based on LIBOR, prime or federal funds rates, plus varying spreads. The interest rate at which we borrow under this revolving credit facility is subject to change based upon the term we choose and volatility in the base interest rate. Our access to funds under the revolving credit facility is dependent on the ability of the counterparty bank to meet the funding commitments. The counterparty bank may not be able to meet the funding commitments if it experiences shortages of capital and liquidity or excessive volumes of borrowing requests from other borrowers within a short period of time.

Our business is capital intensive, and based on our current cash forecasts, we believe that cash on hand, cash flow from operations, the capital raised by this offering and our unsecured revolving credit facility will be sufficient to fund our business through 2009. Over the longer term, we will require additional outside capital to fund our business. Although we issued first mortgage bonds in the second quarter of 2008, continued turbulence in the U.S. capital markets could limit or delay our ability to obtain additional outside capital on reasonable terms, as discussed above, and could negatively affect our ability to remarket and keep outstanding $8.4 million of our revenue bonds with monthly interest rate resets. In addition, an extended unplanned Vermont Yankee plant outage or similar event could have a significant effect on our liquidity due to the potentially high cost of replacement power and performance assurance requirements arising from purchases through ISO-New England or third parties. In the event of an extended Vermont Yankee plant outage, we could seek emergency rate relief from our regulators. Other material risks to cash flow from operations include: loss of retail sales revenue from unusual weather; slower-than-anticipated load growth and unfavorable economic conditions; increases in net power costs due to lower-than-anticipated margins on sales revenue from excess power or an unexpected power source interruption; required prepayments for power purchases; and increases in performance assurance requirements.

RECENT DEVELOPMENTS

Retail Rates

In January 2008, the Vermont Public Service Board, or PSB, approved a settlement agreement that we previously reached with the Vermont Department of Public Service, or DPS. The settlement included, among other things, a 2.30 percent rate increase (additional revenue of $6.4 million on an annual basis) effective February 1, 2008 and a 10.71 percent rate of return on equity, capped until our next rate proceeding or approval of the alternative regulation plan proposal that we submitted in August 2007. We also agreed to conduct an independent business process review to assure our cost controls are sufficiently challenging and that we are operating efficiently. The business process review commenced in April 2008 and concluded in October 2008. The final report, which was generally positive about company operations, included 51 recommendations for improvement covering a wide range of areas in the company. We intend to collaborate on the implementation of these recommendations with the DPS and file an implementation plan with the PSB. The cost of the review, approximately $0.4 million, did not affect our income statement because the costs have been deferred for future recovery in rates. Additionally, implementation of the recommendations is expected to have little impact on our financial results.

On September 30, 2008, the PSB issued an Order approving, with modifications, the alternative regulation plan proposal that we submitted in August 2007. The plan became effective on November 1, 2008. It expires on December 31, 2011, but we have an option to petition for an extension beyond 2011. The plan replaces the traditional ratemaking process and allows for quarterly rate adjustments to reflect power supply and transmission-by-others cost changes and annual rate adjustments to reflect changes, within predetermined limits, from the allowed earnings level. The allowed return on equity is reduced from 10.71 percent to 10.21 percent as of the effective date of the plan, per a settlement agreement that we reached with the DPS. Under the plan, the allowed return on equity will be adjusted annually to reflect one half of the change in the yield on the 10-year Treasury note as measured over the last 20 trading days prior to October 15 of each year.

The plan encourages efficiency in operations. It also includes provisions for us to contribute to a to-be-established low-income bill-assistance program; to develop an annual fixed-power-price option for retail consumers; and to track and report annually on the number of retail customers affected by supplier-caused outages. In its Order, the PSB also approved a previous settlement that we reached with the Conservation Law Foundation, a regional environmental advocacy organization. That settlement included: 1) implementing automated metering infrastructure, which we refer to as CVPS SmartPowerTM, as quickly as we reasonably can under a timetable to be approved by the PSB; 2) introducing demand response programs for all customer classes; 3) advancing Vermont-based renewable power generation; and 4) working with the DPS and Vermont Energy Efficiency Utility, or EEU, which is charged with implementing energy efficiency programs throughout Vermont, to develop and implement an EEU program to promote installation of efficient heating systems such as solar thermal hot-water systems, small combined-heat-and-power systems and cost-effective heat pumps.

On October 10, 2008, we filed a Motion for Reconsideration and Clarification with the PSB requesting clarification of and amendments to certain portions of its Order that created uncertainty and had the potential to create significant disputes in the administration of our plan. On October 15, 2008, the DPS filed its response to our motion. On October 23, 2008, the PSB issued a favorable order on our motion. The PSB clarified, among other things, that the quarterly power adjustments and annual earnings sharing adjustments will commence on January 1, 2009 with the first power adjustment filing due on May 1, 2009, for effect on July 1, 2009.

On October 31, 2008, pursuant to the PSB Order, we filed a revised and restated alternative regulation plan incorporating the provisions in the September 30 and October 23, 2008 Orders. We also submitted a base rate filing for the rate year commencing January 1, 2009 that reflects a 0.33 percent increase in retail rates. The result of the return on equity adjustment for 2009, as measured over the last 20 trading days prior to October 15, 2008 as compared to the same period in 2007, was a reduction of 0.44 percent, resulting in an allowed return on equity for 2009 of 9.77 percent.

Under the alternative regulation plan, the PSB, on its own initiative, or if the DPS requests, may suspend and investigate the rate filing. On November 17, 2008, the DPS filed its request for suspension and investigation of our filing. The DPS filing stated: “The filing, as submitted by the Company on October 31, 2008, appears to be reasonably sufficient for establishing rates to be effective January 1, 2009 within the spirit of the proposed Alternative Regulation Plan except for some specific significant adjustments to Cost of Service and Rate Base. The adjustments include (1) payroll and the associated payroll costs and (2) plant expenditures and the associated accumulated depreciation, deferred income tax and depreciation expense. ... The result of the report’s recommendations is a .43% rate reduction of $1.229 million.”

The PSB may, but is not required to, suspend our rate filing and open an investigation as requested by the DPS. If the PSB chooses not to suspend the rate filing, new rates would be in effect as early as January 1, 2009. If the PSB suspends the base rate filing, the new rates will be in effect following an order by the PSB approving the rates, which we expect will be issued no later than July 1, 2009. The base rate filing is also intended to be the basis for future years’ non-power cost caps under our alternative regulation plan. We cannot predict the outcome of the base rate filing at this time.

Maine Yankee, Connecticut Yankee and Yankee Atomic

We own, through equity investments, 2 percent of Maine Yankee, 2 percent of Connecticut Yankee and 3.5 percent of Yankee Atomic. All three companies have completed plant decommissioning and the operating licenses have been amended by the Nuclear Regulatory Commission, or NRC, for operation of Independent Spent Fuel Storage Installations. All three remain responsible for safe storage of the spent nuclear fuel and waste at the sites until the United States Department of Energy, or DOE, meets its obligation to remove the material from the sites. Our share of the companies’ estimated costs are reflected on the Condensed Consolidated Balance Sheets as regulatory assets and nuclear decommissioning liabilities (current and non-current). These amounts are adjusted when revised estimates are provided. At September 30, 2008, we had regulatory assets of $1.2 million for Maine Yankee, $6.4 million for Connecticut Yankee and $2.6 million for Yankee Atomic. These estimated costs are being collected from customers through existing retail rate tariffs. Total billings from the three companies amounted to $0.6 million in the third quarter and $1.7 million in the first nine months of 2008 and $0.6 million in the third quarter and $2 million in the first nine months of 2007. These amounts are included in Purchased power – affiliates on our Condensed Consolidated Statements of Income.

All three companies have been seeking recovery of fuel storage-related costs stemming from the default of the DOE under the 1983 fuel disposal contracts that were mandated by the United States Congress under the Nuclear Waste Policy Act of 1982. Under the Act, the companies believe the DOE was required to begin removing spent nuclear fuel and Greater than Class C material from the nuclear plants no later than January 31, 1998 in return for payments by each company into the nuclear waste fund. No fuel has been collected by the DOE, and each company’s spent fuel is stored at its own site. Maine Yankee, Connecticut Yankee and Yankee Atomic collected the funds from us and other wholesale utility customers, under wholesale rates approved by the Federal Energy Regulatory Commission, or FERC, and our share of these payments was collected from our retail customers.

In 2006, the United States Court of Federal Claims issued judgment in the spent fuel litigation. Maine Yankee was awarded $75.8 million in damages through 2002, Connecticut Yankee was awarded $34.2 million through 2001 and Yankee Atomic was awarded $32.9 million through 2001. In December 2006, the DOE filed a notice of appeal of the court’s decision and all three companies filed notices of cross appeals. In August 2008, the United States Court of Appeals for the Federal Circuit issued a decision on the appeals affirming most of original findings except for certain methodologies used in calculating the damage claims. None of the companies has recognized the damage awards on its books. Each of the companies’ respective FERC settlements requires that damage payments, net of taxes and net of further spent fuel trust funding, if any, be credited to wholesale ratepayers, including us. We expect that our share of these awards, if any, would be credited to our retail customers.

In December 2007, the three companies filed a second round of claims against the government for damages sustained from 2002 for Maine Yankee and from 2001 for Connecticut Yankee and Yankee Atomic.

We cannot predict the ultimate outcome of these cases due to the pending appeals and the complexity of the issues in the second round of cases.

We have a 1.7303 joint-ownership percentage in Millstone Unit #3, in which Dominion Nuclear Connecticut, or the DNC, is the lead owner with 93.4707 percent of the plant joint-ownership. The plant’s operating license expires in November 2045. In August 2008, the NRC approved DNC’s request to increase the plant’s generating capacity by approximately 7 percent. DNC plans to increase the plant’s generating capacity during its scheduled refueling outage, which began in October 2008. This will increase our share of plant generation by 1.4 MW, and we are obligated to pay our ownership share of the related costs.

In January 2004 DNC filed, on behalf of itself and the two minority owners, including us, a lawsuit against the DOE seeking recovery of costs related to the storage of spent nuclear fuel arising from the failure of the DOE to comply with its obligations to commence accepting such fuel in 1998. A trial commenced in May 2008. On October 15, 2008, the United States Court of Federal Claims issued a favorable decision in the case, including damages specific to Millstone Unit #3. The DOE is expected to appeal the court’s decision. We continue to pay our share of the DOE Spent Fuel assessment expenses levied on actual generation and will share in recovery from the lawsuit, if any, in proportion to our ownership interest.

Power Supply Management: Our power supply portfolio includes a mix of base load and dispatchable resources. These sources are used to serve our retail electric load requirements plus any wholesale obligations into which we enter. Our goal is to manage our power supply portfolio by optimizing the use of these resources, and through wholesale sales and purchases to create a balance between our power supplies and load obligations.

Our current power forecast shows energy purchase and production amounts in excess of load obligations through 2011. Due to the forecasted excess, we enter into fixed-price forward sale transactions to reduce price (revenue) volatility in order to help stabilize our net power costs. Our main supply risk is with the Vermont Yankee plant, and we have outage insurance through March 2009 to mitigate the market price risk during an unplanned outage through that time. We also have a purchase contract in place for replacement power during the scheduled Vermont Yankee plant outage that began in October 2008.

During the first nine months of 2008, we entered into several forward sale contracts to sell a majority of our forecasted excess power in 2009. These transactions are for physical delivery except for one price swap transaction that settles financially. The swap effectively produces the same fixed-price result as a physical sale while reducing potential collateral requirements to ISO-New England. As discussed above, these transactions help to stabilize future resale revenue by reducing price volatility. We continue to work with counterparties in New England to sell forward our forecasted excess beyond 2009. Our current credit rating limits the number of counterparties we currently deal with and requires that we limit the net sale position with counterparties and structure transactions to limit collateral exposures.

The operations of the Vermont Yankee plant can significantly impact our net power costs, which are comprised of costs for purchased power and our owned and jointly owned generating facilities, less resale revenue. Currently, the price that we pay for Vermont Yankee output under the long-term contract with Vermont Yankee Nuclear Power Corporation, or VYNPC, is lower than the market price. Therefore, increased plant output has a favorable effect on net power costs by displacing higher priced short-term purchases and increasing opportunities for resale sales. Decreased plant output has an unfavorable effect on net power costs by increasing higher priced short-term purchases and decreasing opportunities for resale sales.

In July 2008, the Vermont Yankee plant reduced production levels (also referred to as a derate) for almost 12 days, reaching a low of approximately 17 to 20 percent capacity during some of that time. The derate resulted from issues related to the plant’s cooling towers. The incremental costs of the replacement power that we purchased during that time amounted to approximately $1.1 million. We also lost approximately $1.1 million in resale sales revenue during that time. We were able to apply approximately $0.1 million as a reduction in purchased power expense from a regulatory liability established for the difference in the premium we paid for Vermont Yankee forced outage insurance and amounts currently collected in retail rates.

In the third quarter of 2007, the Vermont Yankee plant experienced a derate, after the collapse of a cooling tower at the plant, and a two-day unplanned outage associated with a valve failure. We purchased replacement energy adequate to meet most of our hourly load obligations during that period. The derate and unplanned outage increased our net power costs by about $1.3 million in the third quarter of 2007 through increased purchased power expense and decreased operating revenues due to reduced resale sales. We were also able to apply $0.3 million as reduction in purchased power expense from the regulatory liability.

We are considering whether to seek recovery of the incremental costs from Entergy Nuclear Vermont Yankee, LLC, or Entergy Vermont Yankee, under the terms of the Purchase Power Agreement between Entergy Vermont Yankee and VYNPC based upon the results of a recent NRC inspection, in which the inspection team found that Entergy Vermont Yankee, among other things, did not have sufficient design documentation available to help it prevent problems with the cooling towers. The NRC released its findings on October 14, 2008. We cannot predict the outcome of this matter at this time.

Future Power Supply: Our contract for power purchases from the Vermont Yankee plant ends in 2012, but there is a risk that the plant could be shut down earlier than expected if Entergy Vermont Yankee determines that it is not economical to continue operating the plant. Hydro-Quebec contract deliveries end in 2016, but the average level of deliveries decreases by approximately 20 percent to 30 percent after 2012, and by approximately 85 percent after 2015. There is a risk that future sources available to replace these contracts may not be as reliable and that the price of such replacement power could be significantly higher than what we have in place today.

Entergy Vermont Yankee has submitted a renewal application with the NRC for a 20-year extension of the Vermont Yankee plant operating license. Entergy Vermont Yankee also needs approval from the PSB and Vermont legislature to continue to operate beyond 2012. At this time, Entergy Vermont Yankee has not received approvals for the license extension, but we are continuing to participate in negotiations for a power contract beyond 2012 and cannot predict the outcome at this time.

Renewal of Unsecured Revolving Credit Facility

In August 2008, we executed a term sheet with a lending institution to renew our unsecured revolving credit facility for a three-year term and to increase the facility from $25 million to $40 million. On November 3, 2008, we closed on the facility in escrow pending PSB approval. On November 6, 2008, the PSB issued an order approving the Company’s request to renew the unsecured revolving credit facility. From November 6, 2008 through December 14, 2008, the initial aggregate amount of the revolving credit facility is $25 million. On and effective as of December 15, 2008, the aggregate amount of the revolving credit facility will be $40 million. The purpose of the facility is to provide liquidity for general corporate purposes, including working capital needs and power contract performance assurance requirements, in the form of funds borrowed and letters of credit. Increasing the revolving credit facility will provide some insurance against a possible delay, given the state of the credit markets, in issuing equity. At September 30, 2008, there were no borrowings outstanding under this facility, but $6 million of letters of credit were outstanding in support of performance assurance requirements associated with our power transactions.

Revenue Bonds

At September 30, 2008, we had outstanding $5 million in Connecticut Development Authority Bonds and $3.4 million in Vermont Industrial Development Authority Bonds. The holders of these bonds have the right on any business day to put their bonds to us for redemption at par. The annual interest rates on these bonds at September 30, 2008 were 1.6 percent and 5 percent, respectively.

The Connecticut Development Authority Bonds and the Vermont Industrial Development Authority Bonds each have a floating interest rate that resets monthly. A rate setting agent determines the interest rate pursuant to a rate setting mechanism set forth in the indenture related to the relevant bond issue. There are no interim sinking fund payments due prior to their maturity. Both series are callable at par as follows: 1) at our option or the bondholders’ option on each monthly interest payment date; or 2) at the option of the bondholders on any business day. There is a remarketing feature if the bonds are put for redemption by our bondholders. Recent market volatility has negatively affected our ability to remarket our revenue bonds, and has increased the interest rate on the bonds.

In September 2008, holders of $2.4 million of the Vermont Industrial Development Authority Bonds exercised their option to put the bonds for redemption, and remarketing of the bonds was unsuccessful. As a result, the letter of credit supporting these bonds was drawn on for $2.4 million to pay the bondholders. In October 2008, the bonds were successfully remarketed at a rate of 5.0% and the $2.4 million loan under the letter of credit was repaid.

In October 2008, holders of $1 million of the Connecticut Development Authority Bonds exercised their option to put the bonds for redemption, and remarketing of the bonds was unsuccessful. The letter of credit supporting these bonds was drawn on to pay the bondholder. The bonds were successfully remarketed one week later at a rate of 4.0% and the $1 million loan under the letter of credit was repaid.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our consolidated financial statements and notes, and our related management’s discussion and analysis of financial condition and results of operations, incorporated by reference in this prospectus supplement and the accompanying prospectus. Results for interim periods are not necessarily indicative of full-year results.

	Nine months ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(dollars in thousands, except per share amounts)
Income Statement
Operating revenues	$259,478	$329,107	$325,738	$311,359	$302,286	$306,098
Income from continuing operations (a)	$16,390	$15,804	$18,101	$1,410	$7,493	$17,148
Income from discontinued operations (b)	—	—	251	4,936	16,262	2,653

Net income	$16,390	$15,804	$18,352	$6,346	$23,755	$19,801

Per Common Share Data
Basic earnings from continuing operations	$1.56	$1.52	$1.65	$0.09	$0.59	$1.35
Basic earnings from discontinued operations	—	—	.02	0.40	1.34	0.22

Basic earnings per share	$1.56	$1.52	$1.67	$0.49	$1.93	$1.57

Diluted earnings from continuing operations	$1.55	$1.49	$1.64	$0.08	$0.58	$1.32
Diluted earnings from discontinued operations	—	—	.02	0.40	1.32	0.21

Diluted earnings per share	$1.55	$1.49	$1.66	$0.48	$1.90	$1.53

Cash dividends declared per share of common stock	$0.92	$0.92	$0.69	$1.15	$0.92	$0.88
Balance Sheet
Long-term debt (c)	$175,350	$112,950	$115,950	$115,950	$115,950	$115,950
Capital lease obligations (c)	$5,206	$5,889	$6,612	$6,153	$7,094	$8,115
Redeemable preferred stock (c)	$1,000	$2,000	$3,000	$4,000	$6,000	$8,000
Total capitalization (c)(d)	$387,409	$317,700	$312,968	$351,527	$361,751	$350,560
Total assets	$559,007	$540,314	$500,938	$551,433	$563,389	$534,635

(a)	2005 includes a $21.8 million pre-tax charge to earnings ($11.2 million after-tax) related to a 2005 Rate Order. 2004 includes a $14.4 million pre-tax charge to earnings ($8.4 million after-tax) related to termination of a long-term power contract with Connecticut Valley as a result of the January 1, 2004 sale of substantially all of its assets and franchise.
(b)	2006 and 2005 include Catamount, which was sold in the fourth quarter of 2005. 2004 and 2003 include Catamount and Connecticut Valley.
(c)	Amounts exclude current portions.
(d)	Total capitalization is comprised of long-term debt, capital lease obligations, total common stock equity, redeemable preferred stock and unredeemable preferred stock.

CAPITALIZATION

The following table sets forth as of September 30, 2008 on a consolidated basis:

•	our actual capitalization; and

•

our capitalization as adjusted to give effect to the consummation of this offering for aggregate net proceeds of $            million, and the application of such proceeds in the manner described in the “Use of Proceeds” section.

The following is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus supplement and the accompanying prospectus, or incorporated by reference.

	As of September 30, 2008
	Actual		As Adjusted
	(Dollars in Thousands)
Cash and Cash Equivalents	$10,728		$

Capitalization
Notes Payable (1)	$8,400			$8,400
Long-Term Debt (2)	178,350			178,350
Capital Lease Obligations (2)	6,108			6,108

Total Debt	192,858	48.1%		192,858
Preferred and Preference Stock not Subject to Mandatory Redemption	8,054			8,054
Preferred Stock Subject to Mandatory Redemption (2)	2,000			2,000

Total Preferred Stock Equity	10,054	2.5%		10,054
Common Stock, $6 par value, 19,000,000 shares authorized, 12,549,552 issued and 10,358,703 outstanding at September 30, 2008 and issued and outstanding as adjusted	75,297
Other Paid-In Capital	57,396
Accumulated Other Comprehensive Loss	(363)			(363)
Treasury Stock, at cost, 2,190,849 shares at September 30, 2008	(49,841)			(49,841)
Retained Earnings	115,310			115,310

Total Common Stock Equity	197,799	49.4%

Total Capitalization	$400,711	100%	$		%

(1)	Reflects the Company’s Connecticut Development Authority Bonds and Vermont Industrial Development Authority Bonds, which are booked as short-term debt pursuant to United States generally accepted accounting principles regarding the classification of redeemable instruments that are subject to remarketing agreements.
(2)	Includes current maturities: $3.0 million of Long-Term Debt is due on December 15, 2008; $902,000 of Capital Lease Obligations are payable over the course of the next 12 months; and $1.0 million of Preferred Stock Subject to Mandatory Redemption is due on January 1, 2009.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriters’ discounts and estimated offering expenses of approximately $            , will be approximately $            (or approximately $            if the underwriters exercise their overallotment option in full). We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of debt, capital expenditures, investments in Vermont Transco LLC and working capital requirements.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “CV.” The following table sets forth the intraday high and low sales prices per share of our common stock as reported on the NYSE Composite Index for the periods indicated:

	Sales Price
	High	Low
2008
First Quarter	$32.43	$22.40
Second Quarter	$25.13	$18.74
Third Quarter	$25.84	$18.17
Fourth Quarter (through November 17, 2008)	$23.92	$18.92

2007
First Quarter	$29.19	$22.53
Second Quarter	$38.24	$29.10
Third Quarter	$41.05	$32.38
Fourth Quarter	$38.40	$25.95

2006
First Quarter	$21.95	$17.89
Second Quarter	$21.90	$16.11
Third Quarter	$23.00	$18.01
Fourth Quarter	$23.92	$20.94

The reported last sale price for our common stock on the New York Stock Exchange on November 17, 2008 was $21.76 per share. As of October 31, 2008, there were 10,361,809 shares of common stock outstanding held by 6,342 shareholders of record.

On August 4, 2008, our Board of Directors declared a quarterly dividend of 23 cents per outstanding share of our common stock. The dividend was paid on November 14, 2008 to shareholders of record as of the close of business on October 30, 2008. Future dividend levels will be dependent on our results of operations, financial position, cash flows and other factors. Our articles of association, revolving credit facility and first mortgage bonds impose restrictions on our ability to pay cash dividends on our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder,” as defined below. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to federal withholding tax in the United States at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If a non-U.S. holder of our common stock is engaged in a trade or business in the United States, and if dividends on the common stock are effectively connected with the conduct of this trade or business, the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed on receipt of such dividends in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. The holder will be required to provide a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition; or

•

subject to the discussion below, we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Gain realized on the sale or other disposition of stock of a U.S. real property holding corporation which is regularly traded on an established securities market will be subject to U.S. federal income tax for a non-U.S. holder if either (i) that stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs or (ii) the non-U.S. holder owns more than 5% of the total fair market value of that stock. We have not determined whether we have been or are a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition, and the non-U.S. holder may be subject to backup withholding on dividends or on the proceeds from a sale or other disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-U.S. holders who own our common stock directly or through certain entities (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the common stock so owned at time of their death will be treated as U.S. situs property and will potentially be subject to U.S. federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
KeyBanc Capital Markets Inc.

Total	1,125,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their and our counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ overallotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $            a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 112,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $             and total proceeds to us would be $            .

We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the public offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934 would be required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible, exchangeable or exercisable into common stock as a bona fide gift;

•	the issuance of options under any presently existing stock option plan;

•	the issuance of shares under any presently existing employee stock purchase plan or other employee benefit plan maintained by the Company; or

•	the issuance of shares under any presently existing Dividend Reinvestment Plan.

In the event that either (1) during the last 17 days of the restricted period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, then in either case the restrictions above shall continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Morgan Stanley & Co. Incorporated waives, in writing, such an extension.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In the ordinary course of their business, the underwriters and their affiliates have provided and may in the future provide investment and commercial banking services to us and our subsidiaries and affiliates for which they have received and will receive customary compensation. In particular, affiliates of KeyBanc Capital Markets Inc. are parties to a credit agreement with us.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock will be passed upon for us by Kenneth C. Picton, Esq., our Assistant General Counsel. In connection with the offering, we will also be represented by Day Pitney LLP, New York, New York, and the underwriters will be represented by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

2,750,000 Shares

Central Vermont Public Service Corporation

Common Stock

We may offer, from time to time and in one or more offerings, up to 2,750,000 shares of our common stock.

This prospectus provides a general description of the securities we may offer. Each time we sell securities we will provide specific terms of the securities offered in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “CV.” On May 14, 2008, the closing price of our common stock on the New York Stock Exchange was $22.45.

Investing in our securities involves risks. See “RISK FACTORS” beginning on page 12 for information you should consider before buying these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is June 30, 2008

The terms “we,” “our,” “us” and “the Company,” as used in this prospectus, refer to Central Vermont Public Service Corporation together with its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may offer the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. The prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in that prospectus supplement. You should read carefully both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

When acquiring any securities discussed in this prospectus, you should rely only on the information contained in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters, dealers or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We currently file annual, quarterly and current reports and other information with the SEC. This information is available at the SEC’s Public Reference Room at: Public Reference Room, 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet website that the SEC maintains at http://www.sec.gov.

The following documents, including all exhibits thereto, are “incorporated by reference” into this prospectus, which means that important information is disclosed by referring to those documents. We incorporate by reference the documents listed below and any future filings (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 and Item 7.01, including any financial statements or exhibits relating thereto pursuant to Item 9.01) made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until all of the securities being offered under this prospectus are sold. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequent filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

1.	Our Annual Report on Form 10-K for the year ended December 31, 2007.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

3.	Our Current Reports on Form 8-K filed with the SEC on January 4, 2008, January 31, 2008, February 29, 2008 and May 15, 2008.

4.	Our Proxy Statement, dated March 28, 2008.

5.	The description of our common stock contained in the Company’s registration statement on Form 8-A pursuant to Section 12(b), as amended.

Documents incorporated by reference, including all exhibits thereto, are available from us without charge. You may obtain documents incorporated by reference in this prospectus by writing or telephoning:

Central Vermont Public Service Corporation

77 Grove Street

Rutland, Vermont 05701

(800) 649-2877

Attention: Corporate Secretary

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this prospectus and in documents incorporated by reference in this prospectus are “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. These statements may use words such as “expect,” “believe,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions as they relate to us or our management. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

Factors exist that could cause our actual results to differ materially from the expected results described in or underlying our company’s forward-looking statements. Some of these factors are described under “Risk Factors” in this prospectus, in our Annual Report on Form 10-K and in similar sections of documents incorporated into this prospectus by reference. Such factors include:

•	the actions of regulatory bodies and changes in the financial or regulatory policies they impose;

•	liquidity risks;

•	performance and continued operation of the Vermont Yankee power plant;

•	changes in the cost or availability of capital;

•	our ability to replace or renegotiate our long-term power supply contracts;

•	volatility in wholesale power markets;

•	capital market conditions, including price risk due to marketable securities held as investments in trust for nuclear decommissioning, pension and postretirement medical plans;

•	ability to maintain or improve our current credit ratings;

•	effects of and changes in weather conditions;

•	effects of and changes in economic conditions;

•	our ability to replace a mature workforce and retain qualified, skilled and experienced personnel;

•	changes in the levels and timing of capital expenditures, including our discretionary future investments in Vermont Transco LLC;

•	the operations of ISO New England;

•	adoption and application of accounting pronouncements and application of SFAS No. 71; and

•	other presently unknown or unforeseen factors.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All the forward-looking statements are expressly qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” in this prospectus, in our Annual Report on Form 10-K and in similar sections of documents incorporated into this prospectus by reference.

OUR COMPANY

Our Business

We are the largest electric utility in Vermont. We engage principally in the purchase, production, transmission, distribution and sale of electricity. We serve approximately 158,000 customers in nearly two-thirds of the towns, villages and cities in Vermont. Our Vermont utility operation is our core business. We typically generate most of our earnings through retail electricity sales. We also sell excess power, if any, to third parties in New England and to ISO New England, the operator of the region’s bulk power system and wholesale electricity markets. The resale revenue generated from these sales helps to mitigate our power supply costs. Our principal executive offices are located at 77 Grove Street, Rutland, Vermont 05701, and our telephone number is (800) 649-2877.

Our wholly-owned subsidiaries include:

•

Custom Investment Corporation, or Custom Investment, which was formed for the purpose of holding passive investments, including the stock of some of our subsidiaries that invest in regulated businesses. On October 13, 2003, we transferred our shares of Vermont Yankee Nuclear Power Corporation, or Vermont Yankee, to Custom Investment. The transfer to Custom Investment does not affect our rights and obligations related to Vermont Yankee.

•	C.V. Realty, Inc., a company that owns, buys, sells and leases real and personal property and interests therein related to the utility business.

•

CVPSC—East Barnet Hydroelectric, Inc., which was created for the purpose of financing and constructing a hydroelectric facility in Vermont and became operational September 1, 1984. We have leased and operated it since the in-service date.

•

Catamount Resources Corporation, or Catamount, which was formed to hold our subsidiaries that invest in unregulated business opportunities. Catamount’s wholly-owned subsidiary, Eversant Corporation, engages in the sale or rental of electric water heaters to customers in Vermont and New Hampshire through a wholly-owned subsidiary, SmartEnergy Water Heating Services, Inc.

Our equity ownership interests as of December 31, 2007, are summarized below:

•

We own 58.85% of the common stock of Vermont Yankee, which was initially formed by a group of New England utilities to build and operate a nuclear-powered generating plant in Vernon, Vermont. On July 31, 2002, Vermont Yankee sold the plant to Entergy Nuclear Vermont Yankee, LLC, or Entergy Vermont Yankee. The sale agreement included a purchased power contract between Vermont Yankee and Entergy Vermont Yankee. Under the purchased power contract, Vermont Yankee pays Entergy Vermont Yankee for generation at fixed rates, and in turn, bills the purchased power contract charges from Entergy Vermont Yankee with certain residual costs of service through a FERC tariff to us and the other Vermont Yankee sponsors. Although we own a majority of the shares of Vermont Yankee, our ability to exercise control over Vermont Yankee is effectively restricted by the purchased power contract, the sponsor agreement among the group of New England utilities that formed Vermont Yankee and the composition of the board of directors under which Vermont Yankee operates.

•

We own 47.05% of the common stock and 48.03% of the preferred stock of Vermont Electric Power Company, Inc., or Vermont Electric Power, which previously owned the high-voltage transmission system in Vermont. In June 2006, Vermont Electric Power transferred substantially all of its business operations and assets to Vermont Transco LLC, or Transco, which was formed by Vermont Electric Power and its owners in June 2006. Vermont Electric Power owns 12.52% of voting equity Units of Transco. Vermont Electric Power’s wholly-owned subsidiary, Vermont Electric Transmission Company, Inc., was formed to finance, construct and operate the Vermont portion of the 450 kV DC transmission line connecting the Province of Quebec with Vermont and the rest of New England.

•

We own 39.79% of the voting equity Units of Transco. Transco now owns and operates the high-voltage transmission system in Vermont. Vermont Electric Power and its employees now manage the operations of Transco under a Management Services Agreement between Vermont Electric Power and Transco. Our total direct and indirect (through our Vermont Electric Power ownership) interest in Transco is 45.68% of the voting equity Units.

We also own small generating facilities and have joint ownership interests in certain Vermont and regional generating facilities.

Our Revenues and Rates

Our operating revenues consist primarily of retail and resale sales. In 2007, we derived 85% of our annual revenues from retail sales, 12% from resale sales and 3% from other operating revenue. Retail sales are comprised of sales to a diversified customer mix, including residential, commercial and industrial customers, which accounted for 41%, 33% and 11% of our annual revenues for 2007, respectively. Sales to the five largest retail customers receiving electric service accounted for about six percent of our annual retail revenues for 2007. Resale sales are comprised of long-term sales to third parties in New England, sales in the energy markets operated by ISO New England and short-term system capacity sales.

As a regulated electric utility, we have an exclusive right to serve customers in our service territory, which can generally be expected to result in relatively stable revenue streams. The ability to increase our customer base is limited to acquisitions or growth within our service territory. Due to our geographic location and the nature of our customer base, weather and economic conditions are factors that can significantly affect retail sales revenue. Retail sales volume over the last 10 years has grown at an average rate of less than one percent per year ranging from slight decreases in some years to increases of two percent in others. We currently have sufficient power resources to meet our forecasted load requirements through 2011.

Retail Rates

Fair regulatory treatment is fundamental to maintaining our financial stability. To attract capital, rates must be set at levels to recover costs, including a market rate of return to equity and debt holders. Our retail rates are set by the Vermont Public Service Board, or Vermont PSB, after considering recommendations of the Vermont Department of Public Service, or Vermont DPS, which is Vermont’s consumer advocate. While our retail rates do not have fuel or power cost adjustment mechanisms, the Vermont PSB has previously approved the deferral of extraordinary costs incurred that might normally be expensed by unregulated businesses in order to match these expenses with future revenues.

Our retail rates at December 31, 2007, were based on a December 7, 2006, Vermont PSB order that provided for, among other things, a 4.07% rate increase effective January 1, 2007, and a maximum allowed rate of return on our common equity of 10.75% until our next rate proceeding.

On May 15, 2007, we filed a request for a retail rate increase of 4.46%, or $12.4 million in annual revenues, based on the 2006 calendar year. On November 21, 2007, we reached a settlement in the case with the Vermont DPS, agreeing to a 2.30% rate increase, or additional revenue of $6.4 million on an annual basis, effective with bills rendered on or after February 1, 2008. The agreement allows us a rate of return on common equity of 10.71%, capped until our next rate proceeding or approval of an alternative regulation plan. On January 31, 2008, the Vermont PSB issued an order approving the settlement agreement with the rate increase effective February 1, 2008.

Wholesale Rates

We provide wholesale transmission service to nine network customers and six point-to-point customers under ISO New England FERC Electric Tariff No. 3, Section II—Open Access Transmission Tariff (Schedules

21-CV and 20A-CV). We also provide wholesale transmission service to one network customer under a FERC rate schedule. We maintain an OASIS site for transmission on the ISO New England web page.

Earnings

Our consolidated 2007 earnings were $15.8 million, or $1.49 per diluted share of common stock. This compares to consolidated 2006 earnings of $18.4 million, or $1.66 per diluted share of common stock and consolidated 2005 earnings of $6.3 million, or 48 cents per diluted share of common stock.

Sources and Availability of Power Supply

Our material power supply contracts are principally with Hydro-Quebec, a Canadian energy distributor, and Vermont Yankee. The power supply contracts with Hydro-Quebec and Vermont Yankee comprise the majority of our total annual energy (megawatt hours) purchases. Our contract for power purchases from Vermont Yankee ends in 2012. Hydro-Quebec contract deliveries end in 2016, but the average level of deliveries decreases by approximately 20% to 30% after 2012, and by approximately 85% after 2015. There is a risk that future sources available to replace these contracts may not be as reliable and the price of such replacement power could be significantly higher than what we have in place today. Planning for future power supplies with other Vermont utilities and our regulators is a key initiative for us.

Entergy Vermont Yankee has submitted a renewal application with the federal Nuclear Regulatory Commission for a 20-year extension of the Vermont Yankee plant operating license. Entergy Vermont Yankee also needs Vermont PSB and Vermont legislature approval to continue to operate the plant beyond 2012. At this time, Entergy Vermont Yankee has not received approvals for the license extension, but in 2007 it initiated a 30-day exclusive negotiation period required by the original 2002 Vermont Yankee Memorandum of Understanding, with the State of Vermont, for potential power purchases by the Vermont Yankee sponsor companies, including us, in any post-March 2012 life extension period for the plant. While the 30-day exclusive negotiation period has ended, we are continuing to participate in negotiations for a power contract beyond 2012 and cannot predict the outcome at this time.

There is also a risk that the Vermont Yankee plant could be shut down earlier than expected if Entergy Vermont Yankee determines that it is not economical to continue operating the plant. An early shutdown would cause us to lose the economic benefit of an energy volume equal to close to 50% of our total committed supply. If this happens, we would have to acquire replacement power resources for approximately 40% of our estimated power supply needs. Based on projected market prices as of December 31, 2007, the incremental replacement cost of lost power, including capacity, is estimated to average $57.7 million annually. We are not able to predict whether there will be an early shutdown of the Vermont Yankee plant or whether the Vermont PSB would allow timely and full recovery of increased costs related to any such shutdown. However, an early shutdown could materially impact our financial position and future results of operations if the costs are not promptly recovered in retail rates.

Our wholly-owned plants are located in Vermont (with the exception of one small hydroelectric facility on the New York side of a bordering river) and have a combined nameplate capacity of about 74.2 megawatts, or mW. We operate all of these plants. We have joint-ownership interests in generating and transmission facilities; we are responsible for our share of the operating expenses of these facilities and at December 31, 2007 had an entitlement share, on an aggregate basis, of 41.6 mW from these facilities. For the year ended December 31, 2007, the 12-month average net effective capability was 466.1 mW, and we generated or purchased a combined 3,150,109 megawatt hours, or mWh.

For the year ended December 31, 2007, our energy generation and purchased power required to serve retail and firm wholesale customers was 2,487,279 mWh. The maximum one-hour integrated demand during that period was 420.6 mW, which occurred on August 3, 2007.

Regulation

We are regulated by the Vermont PSB with respect to rates and terms of service. Along with Vermont Electric Power and Transco, we are subject to Vermont PSB jurisdiction related to securities issuances, planning and construction of major generation and transmission facilities and various other matters. Additionally, the Maine Public Utilities Commission exercises limited jurisdiction over us based on our joint-ownership interest in an oil generating facility in Maine, and the Connecticut Department of Public Utility Control has similar limited jurisdiction based on our interest in a nuclear generating facility in Connecticut. Certain aspects of our business and that of Vermont Electric Power and Transco, including certain rates, are subject to the Federal Energy Regulatory Commission, or FERC. The nuclear generating facilities in which we have an interest (all but one of which are in decommissioning) are subject to extensive regulation by the federal Nuclear Regulatory Commission.

Recent Energy Policy Initiatives in Vermont

In 2006, legislation was passed in Vermont to encourage alternative regulation of utilities. It is intended to decouple the financial success of utilities from increased electricity sales, thereby encouraging energy conservation, and to establish a reasonably balanced system of risks and rewards to encourage utilities to operate as efficiently as possible. In August 2007, we proposed an alternative regulation plan.

In 2007, a broad public engagement process led by the Vermont DPS was undertaken in an effort to better understand Vermonters’ views on energy issues. A report on this public input process was presented by the Vermont DPS to the Vermont legislature, governor and state utilities in January 2008. The report showed a high level of support for new renewable generation, broad concerns about the environmental impacts of fossil- and nuclear-fueled generation, and continued support for energy efficiency programs, and also showed a significant divergence of opinion on whether the Entergy Vermont Yankee plant license should be extended. The report, along with regulatory and legislative policy direction, will help inform our choices as we consider future power supply options.

In 2007, the Vermont legislature passed Act 79, an Act Relating to Establishing the Vermont Telecommunications Authority to Advance Broadband and Wireless Communications Infrastructure throughout the State. This new law sets a goal of providing statewide broadband coverage by the end of 2010. The Vermont PSB is now examining the use or role of the electric utilities to facilitate deployment of high-speed telecommunications infrastructure and services throughout the state. In addition, the Vermont legislature is currently considering a bill to: (i) clarify rate and tariff policies for telecommunication equipment on utility transmission and generation facilities; (ii) better coordinate utility and telecommunication planning for new construction of distribution facilities; and (iii) establish a mechanism for expediting the installation of communications facilities within existing easements.

On February 28, 2008, the Vermont legislature gave final approval to S. 209, the Vermont Energy Efficiency and Affordability Act. The bill is expected to be signed into law by Vermont’s governor in 2008. Provisions of the bill include, among other things:

•

A requirement that, by 2013, new renewable resources must provide electricity equivalent to five percent of the state’s total retail electricity sales in 2005. This is in addition to a current requirement that such resources must produce the electricity equivalent to the state’s incremental sales growth after 2005.

•

Expansion of the state’s net metering law by increasing the size of qualifying facilities from a capacity of 15 kW to 250 kW, and by authorizing group net metering for customers within a single utility service area.

•

A requirement that Vermont electric utilities install advanced smart metering equipment capable of sending two-way signals and sufficient to support advanced time-of-use pricing. (We are working with regulators to develop an appropriate smart-metering plan and schedule for implementation in our service territory.)

•

An expansion of the state’s energy efficiency programs from the existing focus on electricity use to include thermal uses such as oil, propane, natural gas and wood used to heat homes and businesses. Funding for these new programs comes from existing sources, along with expected revenues from Vermont’s “Regional Greenhouse Gas Initiative,” which seeks to reduce greenhouse gas emissions.

•	A state goal for all energy sectors to produce, by the year 2025, 25% of the energy consumed within the state from renewable energy sources, particularly from Vermont’s farms and forests.

During the legislative session that ended in May 2008, the Vermont legislature conducted hearings on the Vermont Yankee plant, including how to devise a plant inspection process to reassure Vermonters that the plant can continue to operate safely and reliably and considering changes to Entergy Vermont Yankee’s corporate structure. We expect the legislature will conduct further hearings regarding the Vermont Yankee plant when the legislature reconvenes later this year. By state law, the Vermont legislature and the Vermont PSB must affirmatively approve continued operation of the Vermont Yankee plant after its license expires in March 2012.

Outstanding Long-term Debt

As of December 31, 2007, Central Vermont Public Service Corporation had the following amounts of long-term debt outstanding:

First Mortgage Bonds:

•	$3,000,000 aggregate principal amount of Series NN, 6.27% Bonds due December 15, 2008

•	$20,000,000 aggregate principal amount of First Mortgage 5.00% Bonds, Series SS due June 15, 2011

•	$55,000,000 aggregate principal amount of First Mortgage 5.72% Bonds, Series TT due June 15, 2019

•	$17,500,000 aggregate principal amount of Series OO, 6.90% Bonds due December 15, 2023

•	$15,000,000 aggregate principal amount of Series JJ, 8.91% Bonds due December 15, 2031

New Hampshire Industrial Development Authority Bonds:

•	$5,450,000 aggregate principal amount of the Company’s Revenue Bonds due December 1, 2009 (secured by a letter of credit, which is secured by Series QQ First Mortgage Bonds)

Vermont Industrial Development Authority Bonds (reflected as short-term debt on our balance sheet):

•	$5,800,000 aggregate principal amount of the Company’s Revenue Bonds due December 1, 2013 (secured by a letter of credit, which is secured by Series RR First Mortgage Bonds)

•	VIDA Bonds issued in name of CVPSC – East Barnet Hydroelectric, Inc., and guaranteed by the Company

Connecticut Development Authority Bonds (reflected as short-term debt on our balance sheet):

•	$5,000,000 aggregate principal amount of the Company’s Revenue Bonds due December 1, 2015 (secured by a letter of credit, which is secured by Series PP First Mortgage Bonds)

One May 15, 2008, we issued $60,000,000 aggregate principal amount of Series UU, 6.83% Bonds due May 15, 2028.

The first mortgage bonds are callable at our option at any time upon payment of a make-whole premium, calculated as the excess of the present value of the remaining scheduled payments to bondholders, discounted at a rate that is 0.5% higher than the comparable U.S. Treasury Bond yield, over the early redemption amount. The New Hampshire Industrial Development Authority Bonds are pollution control revenue bonds that carry an interest reset provision. The final rate reset occurred on December 1, 2004. As of December 31, 2007, the bonds are callable only at our option in special circumstances involving unenforceability of the indenture or a change in the usability of the project. The Vermont Industrial Development Authority Bonds and the Connecticut Development Authority Bonds are floating rate, monthly demand pollution control revenue bonds. There are no interim sinking fund payments due prior to their maturity. The interest rates reset monthly. Both series are callable at par as follows: 1) at our option or bondholders’ option on each monthly interest payment date; or 2) at the option of the bondholders on any business day. There is a remarketing feature if the bonds are put for redemption. Historically, these bonds have been remarketed in the secondary bond market.

Other Information About Us

The above information about us is not comprehensive. More detailed information on the matters addressed in this section is incorporated by reference in this prospectus. For additional information about our business and affairs, including our consolidated financial statements and related notes, management’s discussion and analysis of financial condition and results of operations, and descriptions of certain laws and regulations to which we are subject, you should refer to the documents incorporated by reference in this prospectus. These documents are listed under the heading “Where You Can Find More Information.”

RISK FACTORS

The prospectus supplement applicable to the securities we offer will contain a discussion of risks applicable to an investment in us and our common stock that we are offering under that prospectus supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed below and under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

We are subject to substantial governmental regulation on the federal, state and local levels, and changes in regulatory or legislative policy could jeopardize our full recovery of costs.

On the federal level, the FERC regulates our transmission rates, affiliate transactions, the acquisition by us of securities of regulated entities and certain other aspects of our business. The Vermont PSB regulates the rates, terms and conditions of service, various business practices and transactions, financings, transactions between us and our affiliates, and the siting of our transmission and generation facilities and our ability to make repairs to such facilities. Local regulation affects the siting of our distribution facilities and our ability to make repairs and upgrades to such facilities. Our allowed rates of return, rate structures, operation and construction of facilities, rates of depreciation and amortization, recovery of costs (including decommissioning costs and exogenous costs such as storm response-related expenses), are all determined within the regulatory process. The timing and adequacy of regulatory relief directly affect our results of operations and cash flows. Under state law, we are entitled to charge rates that are sufficient to allow us an opportunity to recover reasonable operation and capital costs and a return on investment to attract needed capital and maintain our financial integrity, while also protecting relevant public interests. We prepare and submit periodic filings with the Vermont DPS for review and with the Vermont PSB for review and approval. The Vermont PSB may deny the recovery of costs incurred for the operation, maintenance, and construction of our regulated assets, as well as reduce our return on investment. Furthermore, compliance with regulatory and legislative requirements may result in substantial costs in our operations that may not be recovered. We cannot predict the effect of any future changes or revisions to laws and regulations concerning the utility industry on our financial position, results of operations or cash flows.

We have risks related to liquidity.

Liquidity risk exists with our $41.5 million capital expenditure program budgeted for 2008. We currently have a $25.0 million credit facility to provide liquidity for general corporate purposes, including working capital needs and power contract performance assurance requirements in the form of funds borrowed and letters of credit. If we are unable to secure the funding necessary under this program, we will need to review our corporate goals in response to this financial limitation. Other material risks to cash flow from operations include: loss of retail sales revenue from unusual weather; slower-than-anticipated load growth and unfavorable economic conditions; increases in net power costs largely due to lower-than-anticipated margins on sales revenue from excess power or an unexpected power source interruption; required prepayments for power purchases; and increases in power contract performance assurance requirements described below, primarily as a result of high power market prices.

An inability to access capital markets at attractive rates could materially increase our expenses.

We rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. Our business is capital intensive and we are dependent on our ability to access capital at rates and on terms we determine to be attractive. Heightened concerns about the energy industry, the level of borrowing by other energy companies and the market as a whole could limit our access to capital markets. If our ability to access capital becomes significantly constrained, our interest costs could increase materially, our financial condition could be harmed and future results of operations could be adversely affected.

We have risks related to our power supply and wholesale power market prices.

Our material power supply contracts are with Hydro-Quebec and Vermont Yankee. The power supply contracts with Vermont Yankee and Hydro-Quebec comprise the majority of our total annual energy purchases. Combined, these contracts amounted to approximately 70% to 80% of our total energy purchases in 2007. If one or both of these sources become unavailable for a period of time, there could be exposure to high wholesale power prices and that amount could be material. Additionally, this could significantly impact liquidity due to the potentially high cost of replacement power and performance assurance collateral requirements arising from purchases through ISO New England or third parties. We could seek emergency rate relief from our regulators if this were to occur. Such relief may or may not be provided and if it is provided we cannot predict its timing or adequacy.

Our contract for power purchases from Vermont Yankee ends in 2012, but there is a risk that the plant could be shut down earlier than expected if Entergy Vermont Yankee determines that it is not economical to continue operating the plant. Deliveries under the contract with Hydro-Quebec end in 2016, but the level of deliveries will begin to decrease after 2012. There is a risk that future sources available to replace these contracts may not be as reliable, and the price of such replacement power could be significantly higher than what we have in place today.

Our current credit rating is below investment grade.

In June 2005, Standard & Poor’s Ratings Services lowered our corporate credit rating to BB+, which is below investment grade. We believe that restoration of our credit rating is critical to our long-term success. While our corporate credit rating remains below investment grade, the cost of capital, which is ultimately passed on to our customers, could be greater than it otherwise would be. That, combined with other collateral requirements from creditors and for power purchases and sales, makes restoration of our credit rating critical. Looking ahead, as long-term power contracts with Hydro-Quebec and Vermont Yankee begin to expire four to five years from now, these ratings become even more important. Access to needed capital is also more of a concern as a non-investment-grade company, particularly in the current U.S. credit environment.

We are subject to investment price risk due to equity market fluctuations and interest rate changes.

Interest rate changes could impact the value of the debt securities in our pension and postretirement medical trust funds and the calculations related to estimated pension and other benefit liabilities, affecting pension and other benefit expenses, contributions to the external trust funds and ultimately our ability to meet future pension and postretirement benefit obligations. Interest rate changes could also impact the value of the debt securities in our nuclear decommissioning trust.

Active employee and retiree healthcare and pension costs are a significant part of our cost structure.

The costs associated with healthcare or pension obligations could escalate at rates higher than anticipated, which could adversely affect our results of operations and cash flows.

The demand for our services and our ability to provide them without material unplanned expenses are directly affected by weather conditions.

We serve a largely rural, rugged service territory with dense forestation that is subject to extreme weather conditions. Our results of operations can be affected by changes in weather. Severe weather conditions such as ice and snow storms, high winds and other natural disasters may cause outages and property damage that may require us to incur additional costs that are generally not insured and that may not be recoverable from customers. The effect of the failure of our facilities to operate as planned under these conditions would be particularly burdensome during a peak demand period. We typically receive the five-year average of storm restoration costs in our rates, but unexpected storms or extraordinarily severe weather can dramatically increase costs, with a significant lag before we recover these costs through our rates. Given the small size of the company, these weather events could have a material impact on our financial condition and results of operations. Weather conditions also directly influence the demand for electricity.

Regional and national economic conditions can have an unfavorable impact on us.

Our business follows the economic cycles of the customers we serve. An economic downturn and increased cost of energy supply could adversely affect energy consumption and therefore impact our results of operations. Economic downturns or periods of high energy supply costs typically lead to reductions in energy consumption and increased conservation measures. These conditions could adversely impact the level of energy sales and result in less demand for energy delivery. Economic conditions in our service territory also impact our collections of accounts receivable and financial results.

The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

Our operations depend on the continued efforts of our employees. Retaining key employees and maintaining the ability to attract new employees are important to both our operational and financial performance. A significant portion of our workforce, including many workers with specialized skills maintaining and servicing the electrical infrastructure, will be eligible to retire over the next five to 10 years. Also, members of our management or key employees may leave the Company unexpectedly. Such highly skilled individuals and institutional knowledge cannot be quickly replaced due to the technically complex work they perform. We cannot predict the impact of our existing strategic workforce plans on our ability to hire and retain key employees.

We face cash flow risks relating to our affiliate’s ability to make capital distributions.

Transco’s ability to pay distributions will be subject to its financial condition and financial covenants in the various loan documents to which it is subject. Although Transco is a regulated business, Transco may not always have the resources needed to pay distributions with respect to its equity Units in the same manner as Vermont Electric Power has paid in the past.

Anti-takeover provisions of Vermont law, our articles of association and our by-laws may prevent or delay an acquisition of us that stockholders may consider favorable or attempts to replace or remove our management that could be beneficial to our stockholders.

Our articles of association and by-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our articles of association provide for our board of directors to be divided into three classes serving staggered terms of three years (except where our Senior Preferred Stock has a right to participate in voting after certain arrearages in payments of dividends), permit removal of directors only for cause by the holders of not less than 80% of the shares entitled to vote, require majority approval by our Senior Preferred Stock or the approval of a U.S. government regulator of certain types of business combination transactions and such majority approval for the amendment of certain provisions, and they restrict the ability of common stockholders to fill board vacancies. Furthermore, our by-laws require advance notice of stockholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. In addition, certain provisions of Vermont law allow directors to consider the interests of constituencies other than stockholders in determining appropriate board action regarding, and whether or not to recommend, a business combination to stockholders. These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our stockholders. See “DESCRIPTION OF OUR CAPITAL STOCK.”

Our ability to provide energy delivery and commodity services depends on our operations and facilities and those of third parties, including ISO New England and electric generators from whom we purchase electricity.

The loss of use or destruction of our facilities or the facilities of third parties that are used in providing our services, or with which our electric facilities are interconnected, due to extreme weather conditions, breakdowns, war, acts of terrorism or other occurrences could greatly reduce potential earnings and cash flows and increase our costs of repairs and/or replacement of assets. While we carry property insurance to protect certain assets and general regulatory precedent may provide for the recovery of losses for such incidents, our losses may not be fully recoverable through insurance or customer rates. Therefore, such operational issues or incidents beyond our control could have a material adverse effect on our financial position, results of operations or cash flows.

We use derivative instruments, such as forward contracts, to manage our commodity risk.

We could recognize financial losses as a result of volatility in the market values of these contracts. We also bear the risk of a counterparty failing to perform. While we employ prudent credit policies and obtain collateral where appropriate, counterparty credit exposure cannot be eliminated, particularly in volatile energy markets.

Our ability to hedge our commodity market risk depends on our ability to accurately forecast supply and demand in future periods. Because of changes in weather, customer demand and availability of sources from period to period, we may hedge amounts that are greater or less than our actual commodity deliveries. Gains or losses on ineffective hedges are marked to market, but we have received approval for regulatory accounting treatment of these mark-to-market adjustments, so there is no impact on our income statement.

We are subject to extensive federal and state environmental regulation.

We are subject to federal, state and local environmental regulations that monitor, among other things, emission allowances, pollution controls, maintenance, site remediation, upgrading equipment and management of hazardous waste. Various governmental agencies require us to obtain environmental licenses, permits, inspections and approvals. Compliance with environmental laws and requirements can impose significant costs, reduce cash flows and result in plant shutdowns or reduced plant output and could have a material adverse effect on our financial position, results of operations or cash flows.

In addition, global climate change issues have received an increased focus on the federal and state government levels which could potentially lead to additional rules and regulations that impact how we operate our business, both in terms of the power plants we own and operate as well as general utility operations. Although we would expect that any costs of these rules and regulations would be recovered from our customers, the impact of these rules and regulations on energy use by our customers and the ultimate impact on our business would be dependent upon the specific rules and regulations adopted and cannot be determined at this time.

Any failure by us to comply with environmental laws and regulations, even if due to factors beyond our control or reinterpretations of existing requirements, could also increase costs. Existing environmental laws and regulations may be revised or new laws and regulations seeking to protect the environment may be adopted or become applicable to us. Revised or additional laws could result in significant additional expense and operating restrictions on our facilities or increased compliance costs that may not be fully recoverable in our rates. The cost impact of any such legislation would be dependent upon the specific requirements adopted and cannot be determined at this time.

Adoption of new accounting pronouncements and application of SFAS No. 71 can impact our financial results.

The adoption of new accounting standards and changes to current accounting policies or interpretations of such standards may materially affect our financial position, results of operations or cash flows. Accounting policies also include industry-specific accounting standards applicable to rate-regulated utilities (SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, or SFAS No. 71). If we determine that we no longer meet the criteria under SFAS No. 71, the accounting impact would be an extraordinary charge to operations of $16.9 million on a pre-tax basis as of December 31, 2007, assuming no stranded cost recovery would be allowed through a rate mechanism. We would also be required to record pension and postretirement costs of $14.7 million on a pre-tax basis to Accumulated Other Comprehensive Loss as a reduction in stockholders’ equity, and we would be required to determine any potential impairment to the carrying costs of deregulated plant. The financial statement impact resulting from discontinuance of SFAS No. 71 might also trigger certain defaults under our current financial covenants.

Municipalization is a possible threat to our business in certain areas.

One possible competitive threat we face is the potential for customers to acquire our assets through a process known as municipalization. Under Vermont law, municipalities are authorized to acquire the electric distribution facilities located within their boundaries. In Vermont, the exercise of such authority is conditioned upon an affirmative three-fifths vote of the legal voters in an election and upon the payment of just compensation, including severance damages. Just compensation is determined either by negotiation between the municipality and the utility or, in the event the parties fail to reach an agreement, by the Vermont PSB after a hearing. If either party is dissatisfied, the statute allows an appeal of the Vermont PSB’s determination to the Vermont Supreme Court.

There have been only two instances where the Vermont law has been invoked. In 1977, the Town of Springfield sought to acquire our distribution facilities in that community, but the action was subsequently discontinued by mutual agreement of the parties in 1985. In 2002, the Town of Rockingham voted to pursue acquisition of our and Green Mountain Power’s distribution facilities in the town and another party’s hydroelectric dam in Bellows Falls. We and Green Mountain Power refused to voluntarily sell our facilities. In 2003, Rockingham notified us that it intended to acquire our facilities through eminent domain. We opposed this and were able to obtain a permanent injunction prohibiting Rockingham from pursuing this course of action. If Rockingham desires to pursue its acquisition of our facilities, it must do so before the Vermont PSB. After Rockingham’s option to purchase the hydroelectric dam expired in 2005, Rockingham discontinued its efforts to acquire our facilities.

In addition, in late 1994 the Select Board of the Town of Bennington considered whether to hold a public vote to acquire our facilities located in Bennington under the municipalization law. By vote of the Selectors taken on January 9, 1995, however, the Town decided not to pursue the public vote at that time.

No other municipality served by us, so far as we know, has taken any formal steps in an attempt to establish a municipal electric distribution system. We cannot predict whether efforts to municipalize portions of our service territory will be successful, and if so, what the impact would be on our financial condition.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we anticipate using the net proceeds received from the sale of any securities for general corporate purposes, including the repayment of debt, capital expenditures and working capital requirements. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities.

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock consists of: 19,000,000 shares of common stock, $6 par value; 500,000 shares of preferred stock, $100 par value; 1,000,000 shares of preferred stock, $25 par value (preferred stock with a $100 par value and $25 par value are collectively called “Senior Preferred Stock”); and 1,000,000 shares of preference stock, $1 par value (“$1 Par Value Preference Stock,” and together with Senior Preferred Stock, “Preferred Stock”).

Common Stock Dividend Rights

The board of directors may declare dividends on the common stock payable then or thereafter out of any remaining surplus or net profits whenever all dividends accrued on all shares of Preferred Stock have been paid or set aside, subject to the additional limitations described below. Each class and series of the Preferred Stock is entitled, when and as declared by the board of directors, to cumulative quarterly dividends at the annual rate per share designated in its title, if any, in preference to any common stock and any other stock ranking junior to the Preferred Stock (“Junior Stock”).

So long as any Senior Preferred Stock is outstanding, certain additional limitations exist on our right to declare dividends on, make distributions of, or acquire, our common stock. Except when and as otherwise authorized by the vote of at least two-thirds of the shares of each class of Senior Preferred Stock, (1) if Common Stock Equity (as defined below) is less than 20% of Total Capitalization (as defined below), within certain time requirements, we may not declare dividends on our common stock that exceed 50% of the Net Income Available for Dividends (as defined below) for the twelve consecutive calendar months immediately preceding the month in which such dividend is declared; and (2) if the Common Stock Equity is less than 25% but more than 20% of Total Capitalization, within certain time requirements, we may not declare dividends on our common stock that exceed 75% of the Net Income Available for Dividends for the twelve consecutive calendar months immediately preceding the month in which such dividend is declared.

Total Capitalization means the sum of (a) the principal amount of all outstanding indebtedness of the corporation represented by bonds, notes or other evidences of indebtedness maturing by their terms more than one year from the date of issue thereof, (b) the aggregate amount of par or stated capital represented by all issued and outstanding capital stock of all classes of the corporation having preferences as to dividends or upon liquidation over its common stock and (c) our Common Stock Equity.

Common Stock Equity means the sum of the amount of par or stated capital represented by all issued and outstanding common stock, all premiums on capital stock of the corporation of all classes, and the surplus (including paid-in or capital surplus) of the corporation, less (i) unamortized debt discount and expense, unamortized extraordinary property losses and capital stock discount and expense set forth on the asset side of the balance sheet, and (ii) the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the corporation of all outstanding shares of the corporation having a preference as to dividends or upon liquidation over the common stock, over the aggregate amount of par or stated capital represented by such outstanding shares; provided that no deduction must be made in the determination of Common Stock Equity for any of the amounts or items referred to in clauses (i) and (ii) of this paragraph, which are, at the time of the determination of the Common Stock Equity, being amortized or provided for by reserve. The surplus accounts included in the computation of Common Stock Equity must be adjusted to eliminate the amount, if any, by which electric plant adjustments exceed reserves provided therefore, as then stated on the books of the corporation.

Net Income Available for Dividends for any period is the net income available for dividends on the common stock of the corporation for such period determined in accordance with such system of accounts as may be prescribed by the Vermont PSB or any successor regulatory commission or agency of the State of Vermont having the same or similar jurisdiction over accounts, or, in the absence thereof, in accordance with sound accounting practice.

Indentures

The indentures relating to our first mortgage bonds contain restrictions on dividends. We may not permit dividends or other restricted payments (as described below) if the aggregate amount of all restricted payments, per the terms of the Central Vermont Public Service Corporation Indenture of Mortgage, dated as of October 1, 1929, as amended and restated by the Forty-Fourth Supplemental Indenture and supplemented and amended by any other supplemental indentures, would exceed the sum of (A) $77,573,865 plus (B) the Company’s net income earned since January 1, 2001 up to the end of the month preceding the month in which such restricted payment is to be made (or minus such net income if such net income is a loss). Restricted payments include non-excepted declarations or payments of dividends, distributions, payments, purchases, redemptions, retirements of capital stock or warrants, rights or options.

As of March 31, 2008, $57.4 million of our retained earnings were free of indenture restrictions.

Sinking Fund Provisions

We may pay or set apart amounts for any sinking fund for the retirement of Preferred Stock and, after all amounts required for any such sinking fund have been so paid or set apart, the board of directors may then declare dividends on the Junior Stock to be paid then or thereafter out of any remaining surplus or net profits or redeem Junior Stock. So long as we are in arrears in any mandatory sinking fund payment on our preferred stock, $100 par value, we are also prohibited from purchasing or redeeming Junior Stock.

Voting Rights

Each share of common stock is entitled to one vote and there is no right to cumulative voting. Except as noted below, our directors must be elected by a plurality of the votes cast by the holders of common stock. A majority of all shares of common stock is required to amend our articles of association except that an affirmative vote of 80% of the outstanding shares of common stock is required to alter, amend or repeal Subdivision 21 of the articles of association, which pertains, in part, to the number and classification of directors and the vote required to amend certain provisions of our articles of association and by-laws.

If and when dividends accrued on any class of the Senior Preferred Stock exceed an amount equivalent to two full quarterly dividends, so long as unpaid dividends accrued on the Senior Preferred Stock exceed said amount, each share of such class or classes of the Senior Preferred Stock has, subject to the qualification in the last sentence of this paragraph, the same voting power as does a share of common stock, except that if dividends payable on such class or classes of the Senior Preferred Stock are in arrears in an amount equal to or exceeding four quarterly dividends on all series of such class or classes of the Senior Preferred Stock and such arrearages have not been paid, the Senior Preferred Stock, voting separately as one class, has the right to elect the majority of the board of directors, and the holders of Junior Stock entitled to vote will be entitled to elect the remaining members of the board of directors (without voting participation by the Senior Preferred Stock). In exercising such voting rights, (i) the preferred stock, $100 par value, will have one vote per share and (ii) the preferred stock, $25 par value, will have one vote per share, except that it will have one-quarter vote per share when voting to elect a majority of the board of directors according to the preceding sentence.

If dividends payable on the $1 Par Value Preference Stock are in arrears in an amount equal or exceeding six quarterly dividends on all shares of series of $1 Par Value Preference Stock, until all arrearages have been paid, the $1 Par Value Preference Stock, voting separately as one class has the right to elect two directors, and the holders of Senior Preferred Stock and Junior Stock will be entitled to elect the remaining members of the board of directors in accordance with their respective rights.

Other Rights of Our Senior Preferred Stock

As long as any Senior Preferred Stock is outstanding (and certain other requirements are met), we will not, unless two-thirds of the shares of all Senior Preferred Stock agree otherwise, (i) authorize any shares of Senior Preferred Stock in addition to the ones currently authorized, (ii) make any changes to the express terms and provisions of the Senior Preferred Stock, (iii) reduce below $3,280,554 the aggregate amount of capital represented by common stock on the books of the corporation, unless any state or federal authority, with jurisdiction, has permitted the corporation to do so, or (iv) issue any shares of Senior Preferred Stock or any securities convertible into shares of Senior Preferred Stock unless, among other requirements, the par value of our Junior Stock to be outstanding immediately after such issuance, plus earned surplus, premium on Junior Stock and capital surplus arising from any reduction in the par or stated value of Junior Stock, shall be at least equal to the par value of the Senior Preferred Stock to be outstanding immediately after such issuance.

Liquidation Rights; Terms of Conversion; Preemptive Rights; Extraordinary Corporate Transactions

Upon any liquidation, dissolution or winding up, only after payment in full to holders of each series of the Preferred Stock will our remaining net assets be paid or distributed to the holders of the common stock, ratably according to the number of shares held by each. The common stock has no conversion rights. Holders of the common stock have no pre-emptive rights. The common stock is not liable to further calls or to assessment.

For a description of provisions in our articles of association or by-laws that may have an effect of delaying, deferring or preventing a change in control and would operate only with respect to an extraordinary corporate transaction see the section titled “Anti-Takeover Effect of Our Articles of Association, By-laws and Vermont Law.”

The foregoing is qualified in its entirety by our articles of association, as amended, which you should consult for additional information. Our articles of association are incorporated herein by reference as if set forth in their entirety.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “CV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF ASSOCIATION,

BY-LAWS AND VERMONT LAW

Business combinations. Under Vermont law, in order to effect a business combination, a corporation’s board of directors must recommend, subject to any conditions, the proposed business combination to the shareholders, and at least a majority of the shareholders must approve such business combination. A business combination includes a merger or sale, lease, exchange, or other disposition of all, or substantially all, of the corporation’s property other than in the usual and regular course of business. Vermont law allows for the articles of incorporation or the board of directors to prescribe that a greater vote than a majority of all votes entitled to be cast is required to approve a business combination. Our articles of association do not have such provision. However, pursuant to our articles of association, so long as shares of any series of preferred stock, $100 or $25 par value, are outstanding, the corporation must not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the shares of all series of such preferred stock (voting together) then issued and outstanding, merge or consolidate with or into any other corporation or corporations, unless such merger or consolidation, or the issuance and assumption of all securities, to be issued or assumed in connection with any such merger or consolidation, must have been ordered, approved, or permitted by the Securities and Exchange Commission under the provisions of the Public Utility Holding Company Act of 1935 or by any successor commission or any regulatory authority of the United States of America, having jurisdiction in the premises.

In determining the corporation’s best interests, Vermont law permits directors of corporations with a class of voting stock registered under the Exchange Act to consider interests beyond those of the shareholders, and to determine the possibility that such interests may be best served by the continued independence of the corporation. In particular, directors may consider: interests of the corporation’s employees, suppliers, creditors and customers; the economy of the state, region and nation; community and societal considerations, including those of any community in which any offices or facilities of the corporation are located; and any other factors, in their discretion, they reasonably consider appropriate, including the continued independence of the corporation.

Any direct or indirect acquisition of 10% or more of our voting securities or transfer of more than 10% of our assets requires approval of the Vermont PSB.

Board role in amendments to our articles of association. Under Vermont law, unless the articles of incorporation provide otherwise, a board of directors may adopt one or more amendments to the articles of incorporation to make certain ministerial changes without shareholder action, including, if the corporation has only one class of shares outstanding, changes to the number of shares in a stock split. Other amendments to the articles of incorporation must be recommended to the shareholders by the board of directors, and the holders of a majority of the outstanding shares of stock entitled to vote on the amendment must approve the amendment unless another percentage is specified in the articles of incorporation, by the board of directors as a condition to its recommendation or by the provisions of the Vermont Business Corporation Act. Our articles of association provide that a majority of all shares of common stock is required to amend our articles of association except where otherwise provided. See “—Amendment of our by-laws” and “—Amendment of our articles of association.” This provision may have the effect of delaying changes.

Amendment of our by-laws. Our articles of association and by-laws provide that stockholders can amend provisions of the by-laws relating to election, number, classification, election of directors and filling vacancies on our board only upon the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of the capital stock entitled to vote in the election of directors.

Amendment of our articles of association. Certain provisions of our articles of association may not be amended or repealed without the affirmative vote of the holders of at least 80% of our outstanding capital stock entitled to vote thereon, including: those provisions requiring the affirmative vote of at least 80% of the voting power of all outstanding shares of our capital stock then entitled to vote in order for stockholders to amend certain provisions of our by-laws; those requiring the holders of at least 80% of our outstanding shares entitled to vote to remove directors for cause or mandating our staggered board; and those permitting only a majority of the members of our board of directors to fill vacancies on our board.

Amendments of our articles of association require approval of the Vermont PSB.

Election and removal of directors. Our articles of association provide for the division of our board of directors into three classes (except where our Senior Preferred Stock has a right to participate in voting after certain arrearages in payments of dividends), as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our stockholders. In addition, our directors are removable only for cause by the holders of not less than 80% of the shares entitled to vote and, subject to certain exceptions, any vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Because this system of electing, appointing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Shareholder meetings. Our by-laws provide that our stockholders may call a special meeting only upon the request of holders of at least one-tenth of all the shares entitled to vote at such meeting. Additionally, the board of directors, president or secretary may call special meetings of stockholders.

Requirements for advance notification of shareholder nominations and proposals. Our by-laws contain advance notice procedures with respect to stockholder proposals and the nomination of persons for election to the board of directors, other than nominations made by the board or pursuant to a notice by the Company. Our by-laws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting or a special meeting of stockholders.

All the provisions described above may have an anti-takeover effect because they may discourage takeovers, attempts by others to acquire control of the corporation without negotiating with our board of directors, or delay changes in control or management of the corporation.

PLAN OF DISTRIBUTION

We may use the following methods to sell the securities:

•	through negotiation with one or more underwriters;

•	through one or more agents or dealers designated from time to time;

•	directly to purchasers; or

•	through any combination of the above.

The applicable prospectus supplement will state the terms of the offering of the securities and the plan of distribution, including:

•	the name or names of the principal underwriters, and if known, the name or names of dealers or agents that will participate in the offering;

•	the purchase price of such securities and the net proceeds to us;

•	any initial public offering price of the securities;

•	any underwriting discounts or agency fees, commissions, finder’s fee, and other items constituting underwriters’ or agents’ compensation;

•	any offering expenses;

•	whether any underwriter has any arrangement with us under which the underwriter may purchase additional shares in connection with the offering and the amount of such additional shares;

•	whether any underwriter has the right to designate or nominate a member or members of our board of directors;

•	any commissions, discounts or concessions allowed or reallowed or paid to dealers;

•	whether any dealer is to act in the capacity of sub-underwriter and is to be allowed or paid any additional discounts or commissions for acting in such capacity;

•	any intention to engage in passive market-making transactions; and

•	any securities exchanges on which the securities may be listed.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of securities.

If we use any underwriters in the sale of securities, we will enter into an underwriting agreement, a distribution agreement, a sales agency agreement or similar agreement with such underwriters prior to the time of sale, and the names of the principal underwriters used in the transaction, the respective amounts underwritten, any material relationships that we may have with any of the underwriters, and the nature of such relationships will be set forth in a prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the securities offered in the prospectus supplement if any are purchased.

If any securities are sold through dealers or agents designated by us from time to time, the prospectus supplement or a supplement thereto will describe the plan of distribution, the terms of any agreement, arrangement, or understanding with such dealers or agents prior to the time of sale, name any such agent if known, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such dealer or agent will be acting on a best efforts basis for the period of its appointment.

Certain persons participating in an offering of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. These transactions may occur on the New York Stock Exchange or on one or more other national securities exchanges. Specifically, the underwriters, if any, may sell more securities than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of securities available for purchase by the underwriters under any overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing these securities in the open market. In determining the source of securities to close out a covered short sale, the underwriters will consider, among other things, the open market price of these securities compared to the price available under the overallotment option. The underwriters may also sell these securities or any other securities in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of these securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters, if any, may bid for, and purchase, these securities in the open market to stabilize the price of these securities. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities to cover syndicate short positions or to stabilize the price of these securities. Any of these activities may raise or maintain the market price of these securities above independent market levels or prevent or retard a decline in the market price of these securities. The underwriters, if any, are not required to engage in these activities and may end any of these activities at any time.

Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in such securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any securities.

In connection with the sale of the securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be, deemed to be underwriters within the meaning of the Securities Act. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Kenneth C. Picton, Esq., our Assistant General Counsel.

EXPERTS

The financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and the related financial statement schedule as of December 31, 2007 and the effectiveness of Central Vermont Public Service Corporation’s internal control over financial reporting as of December 31, 2007 incorporated in this prospectus by reference from Central Vermont Public Service Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) refer to the reports of other auditors who audit equity method investments of the Company and express an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Vermont Yankee Nuclear Power Corporation as of December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007, incorporated by reference in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report incorporated by reference herein.

The consolidated financial statements of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007, incorporated by reference in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report incorporated by reference herein.

The financial statements of Vermont Transco LLC as of December 31, 2007 and 2006, and for the year ended December 31, 2007 and period June 30, 2006 (date of inception) through December 31, 2006, incorporated by reference in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report incorporated by reference herein.

Central Vermont Public Service Corporation